Ericsson | Second quarter report 2026. July 14, 2026.	1
Second quarter report 2026
Strategic highlights – disciplined execution and margin resilience
–Adjusted gross margin of 48.4%, supported by solid operational execution and improved margins in Mobile Networks.
–Strong net cash position supporting continued investments and capital returns, with SEK 8.2 b. returned to shareholders in Q2.
–Demonstrated AI-enabled drone sensing and tracking using existing cell towers at a Texas stadium during a major global sporting event.
Financial highlights – solid financial performance
–Reported sales were SEK 52.7 (56.1) b. Organic* sales decreased by -1%* YoY primarily due to lower IPR licensing revenues, reflecting a non-recurring benefit from a partial settlement in the prior year period. Organic* sales grew in three out of four market areas.
–Adjusted1 gross income was SEK 25.5 (27.0) b., with solid operational execution partly offset by currency headwinds. Reported gross income was SEK 24.1 (26.6) b.
–Adjusted1 gross margin was 48.4% (48.0%). Networks and Cloud Software and Services adjusted gross margin increased.
Reported gross margin was 45.8% (47.5%).
–Adjusted1 EBITA was SEK 6.9 (7.4) b. with a 13.1% (13.2%) margin, benefiting from continued strong margin expansion in Cloud
Software and Services. Reported EBITA was SEK 6.3 (6.8) b., with an 11.9% (12.0%) margin.
–Net income was SEK 4.1 (4.6) b. EPS diluted was SEK 1.22 (1.37).
–Free cash flow before M&A was SEK 0.4 (2.6) b.
–Capital returns to shareholders were SEK 8.2 b. in Q2, including SEK 3.2 b. of share repurchases.
Comment from Börje Ekholm, President and CEO
Our Q2 results underscore the strength of our portfolio and disciplined execution. Adjusted gross margin was 48%, up by 2 percentage points after normalizing for the one-off benefit of the IPR settlement last year.
In Q2, we took action to mitigate component cost inflation. As the impact builds in the coming quarters, we will continue to pursue internal measures and pricing actions to help offset the effect. We also expect some pressure on Networks adjusted gross margin in
Q3 due to higher volumes of network rollout projects.
Ericsson enters the next phase from a position of strength. Over recent years, we have strengthened our portfolio to capture the next wave of AI-driven connectivity. Building on our technology leadership in mobile networks, we have expanded into attractive growth areas, positioning Ericsson to capitalize as AI increasingly moves into the physical world.

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026	QoQ change	Jan-Jun 2026	Jan-Jun 2025	YoY change
Net sales	52.7	56.1	-6%	49.3	7%	102.0	111.2	-8%
Organic sales growth*²⁾	-	-	-1%	-	-	-	-	2%
Gross income	24.1	26.6	-9%	23.3	4%	47.4	53.2	-11%
Gross margin²⁾	45.8%	47.5%	-	47.2%	-	46.5%	47.8%	-
EBIT	5.9	6.4	-7%	1.4	-	7.4	12.3	-40%
EBIT margin²⁾	11.2%	11.4%	-	2.9%	-	7.2%	11.1%	-
EBITA²⁾	6.3	6.8	-7%	1.8	-	8.1	13.4	-40%
EBITA margin²⁾	11.9%	12.0%	-	3.6%	-	7.9%	12.1%	-
Net income	4.1	4.6	-12%	0.9	-	5.0	8.8	-44%
EPS diluted, SEK	1.22	1.37	-11%	0.27	-	1.48	2.61	-43%
Free cash flow before M&A²⁾	0.4	2.6	-85%	5.9	-93%	6.3	5.3	19%
Net cash, end of period²⁾	59.8	36.0	66%	68.1	-12%	59.8	36.0	66%

Adjusted financial measures¹⁾²⁾
Adjusted gross income	25.5	27.0	-5%	23.7	7%	49.2	53.7	-8%
Adjusted gross margin	48.4%	48.0%	-	48.1%	-	48.2%	48.3%	-
Adjusted EBIT	6.5	7.0	-7%	5.2	25%	11.7	13.3	-12%
Adjusted EBIT margin	12.4%	12.6%	-	10.6%	-	11.5%	11.9%	-
Adjusted EBITA	6.9	7.4	-7%	5.6	24%	12.4	14.4	-13%
Adjusted EBITA margin	13.1%	13.2%	-	11.3%	-	12.2%	12.9%	-

* Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
¹⁾ Adjusted metrics are adjusted to exclude restructuring charges.
²⁾ Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

Ericsson | Second quarter report 2026. July 14, 2026.	Group results	2

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.
‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only.
See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026	QoQ change	Jan-Jun 2026	Jan-Jun 2025	YoY change
Net sales	52.7	56.1	-6%	49.3	7%	102.0	111.2	-8%
Organic sales growth*¹⁾	-	-	-1%	-	-	-	-	2%
Gross income	24.1	26.6	-9%	23.3	4%	47.4	53.2	-11%
Gross margin	45.8%	47.5%	-	47.2%	-	46.5%	47.8%	-
Research and development (R&D) expenses	-10.5	-12.2	-	-13.5	-	-24.0	-24.2	-
Selling and administrative expenses	-7.7	-8.2	-	-8.1	-	-15.9	-16.8	-
Impairment losses on trade receivables	0.0	0.0	-	-0.2	-	-0.2	0.1	-
Other operating income and expenses	0.1	0.1	33%	0.0	-	0.1	0.1	51%
Share of earnings of associated companies	-0.1	0.0	-	-0.1	-	-0.2	0.0	-
EBIT	5.9	6.4	-7%	1.4	-	7.4	12.3	-40%
EBIT margin¹⁾	11.2%	11.4%	-	2.9%	-	7.2%	11.1%	-
EBITA¹⁾	6.3	6.8	-7%	1.8	-	8.1	13.4	-40%
EBITA margin¹⁾	11.9%	12.0%	-	3.6%	-	7.9%	12.1%	-
Financial income and expenses, net	-0.2	0.0	-	-0.2	-	-0.4	0.0	-
Income tax	-1.7	-1.8	-	-0.4	-	-2.0	-3.4	-
Net income	4.1	4.6	-12%	0.9	-	5.0	8.8	-44%
Restructuring charges	-0.6	-0.7	-	-3.8	-	-4.4	-0.9	-

Adjusted financial measures¹⁾
Adjusted gross income	25.5	27.0	-5%	23.7	7%	49.2	53.7	-8%
Adjusted gross margin	48.4%	48.0%	-	48.1%	-	48.2%	48.3%	-
Adjusted EBIT	6.5	7.0	-7%	5.2	25%	11.7	13.3	-12%
Adjusted EBIT margin	12.4%	12.6%	-	10.6%	-	11.5%	11.9%	-
Adjusted EBITA	6.9	7.4	-7%	5.6	24%	12.4	14.4	-13%
Adjusted EBITA margin	13.1%	13.2%	-	11.3%	-	12.2%	12.9%	-
1) Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
Net sales
Reported sales decreased by -6% YoY to SEK 52.7 (56.1) b.,
including a SEK -1.8 b. currency impact. Networks sales declined by -8% to SEK 33.0 b. Cloud Software and Services sales
increased by 3% to SEK 14.7 b. Enterprise sales declined by
-19% to SEK 4.5 b., mainly driven by a SEK -1.0 b. impact from the divestment of iconectiv in 2025. Sales in segment Other were
SEK 0.4 b.
Organic sales declined by -1%* YoY due to lower IPR
licensing revenues, reflecting a non-recurring benefit in the prior year period. Organic sales grew in market areas North East Asia,
South East Asia, Oceania and India and in market area Europe,
Middle East and Africa. Sales in market area Americas declined by -1%*. Networks sales decreased by -4%* mainly reflecting
lower IPR licensing revenues. Cloud Software and Services sales grew by 5%*, with growth in all market areas. Sales in segment
Enterprise grew by 3%*, with growth in Global Communications
Platform and Enterprise Wireless Solutions.
IPR licensing revenues declined to SEK 3.4 (4.9) b. The prior-
year period included non-recurring revenues following the partial settlement of a patent licensing dispute. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.
Gross income and margin
Gross margin decreased to 45.8% (47.5%). Gross margin
declined in Networks and Cloud Software and Services as
restructuring charges more than offset the benefits of cost-
reduction actions and improved delivery performance. The
Enterprise margin declined, primarily due to the impact of the divestment of iconectiv. Gross margin and gross income were
negatively impacted by lower IPR licensing revenues, reflecting the non-recurring benefit in the prior year period.
Gross income declined to SEK 24.1 (26.6) b., due to lower
sales and gross margin, a negative currency impact of SEK -0.8
b. and the impact of the divestment of iconectiv.
Adjusted gross income decreased to SEK 25.5 (27.0) b., with
a margin of 48.4% (48.0%).
Research and development (R&D) expenses
R&D expenses decreased to SEK -10.5 (-12.2) b., including
restructuring charges of SEK 0.9 (-0.3) b. and a positive currency impact of SEK 0.1 b. The quarter included a partial reversal of the restructuring provision recognized in Q1. Excluding these
impacts, R&D declined as a result of savings from cost-reduction actions, partly offset by increased investments for technology leadership.
Selling and administrative (SG&A) expenses
SG&A expenses were SEK -7.7 (-8.2) b., including restructuring charges of SEK -0.1 (0.0) b. and a currency benefit of SEK 0.2 b.
SG&A expenses declined in all segments as a result of prior
periods’ cost-reduction actions.

Ericsson | Second quarter report 2026. July 14, 2026.	Group results	3
Other operating income and expenses
Other operating income and expenses were SEK 0.1 (0.1) b.
Restructuring charges
Restructuring charges were SEK -0.6 (-0.7) b. mainly related to redundancy activities. Gross income included SEK -1.4 (-0.3) b.
of restructuring charges, while operating expenses included
SEK 0.8 (-0.3) b. of restructuring charges. Following a
reassessment of expected costs, a portion of the restructuring provision recognized in Q1 was reversed in the quarter.
EBITA
EBITA decreased to SEK 6.3 (6.8) b. Lower gross income was
largely offset by lower operating expenses. EBITA was impacted by a negative currency impact of SEK -0.6 b. The EBITA margin was 11.9% (12.0%).
Adjusted EBITA decreased to SEK 6.9 (7.4) b. The adjusted
EBITA margin was 13.1% (13.2%).
EBIT
EBIT decreased to SEK 5.9 (6.4) b. with a margin of 11.2%
(11.4%). Amortization impacted EBIT by SEK -0.4 (-0.4) b.
Adjusted EBIT decreased to SEK 6.5 (7.0) b. with a margin of
12.4% (12.6%).
Financial income and expenses, net
Financial income and expenses were SEK -0.2 (0.0) b. Improved net interest, driven by higher asset volumes and lower
borrowings, was offset by negative net foreign exchange effects, including a currency hedge effect of SEK -0.1 (0.1) b.
Income tax
Taxes were SEK -1.7 (-1.8) b. A tax rate of 29% (28%) is
expected for the full year, mainly reflecting the impact of elevated restructuring costs.
Net income
Net income decreased to SEK 4.1 (4.6) b. Diluted EPS was
SEK 1.22 (1.37).
Employees
The number of employees on June 30, 2026, was 86,536
compared with 87,521 on March 31, 2026. On June 30, 2025, the number of employees was 91,937.
Financial highlights, year-to-date (Jan-Jun) development
Reported sales decreased by -8% to SEK 102.0 (111.2) b. with a currency impact of SEK -9.6 b. Sales in Networks declined by
-8% to SEK 66.0 (71.4) b. while sales in Cloud Software and
Services declined by -3% to SEK 26.6 (27.3) b. Sales in
Enterprise declined by -25% to SEK 8.7 (11.5) b. including a SEK
-2.1 b. impact from the divestment of iconectiv in 2025.
Organic sales increased by 2%*. Networks sales increased by
1%*, Cloud Software and Services by 5%* and Enterprise by
4%*.
Organic sales increased in three out of four market areas.
Sales in market area Americas declined slightly, reflecting strong
North America deliveries in the prior-year period, while sales in
Latin America increased. IPR licensing revenues declined to SEK
6.5 (8.0) b., as the prior-year period benefited from higher revenues related to previously unlicensed periods.
Gross income decreased to SEK 47.4 (53.2) b. impacted by
lower net sales and a negative currency impact of SEK -4.6 b.
Gross income was also impacted by SEK -1.8 (-0.5) b. of
restructuring charges. Gross margin was 46.5% (47.8%).
Adjusted gross income decreased to SEK 49.2 (53.7) b., with a margin of 48.2% (48.3%). The adjusted gross margin reflected higher margins in Networks and Cloud Software and Services,
mainly as a result of cost-reduction actions, offset by negative currency impacts. The gross margin in Enterprise declined YoY primarily as a result of the divestment of iconectiv.
EBITA decreased to SEK 8.1 (13.4) b. with a margin of
7.9% (12.1%), impacted by lower net sales, increased
restructuring charges, the divestment of iconectiv, and a negative currency impact of SEK -2.8 b. Adjusted EBITA decreased to SEK
12.4 (14.4) b. with a margin of 12.2% (12.9%).
EBIT decreased to SEK 7.4 (12.3) b., with a margin of
7.2% (11.1%). Adjusted EBIT was SEK 11.7 (13.3) b. with a
margin of 11.5% (11.9%). Amortization of intangible assets was
SEK -0.7 (-1.1) b.
Net income decreased to SEK 5.0 (8.8) b. including
restructuring charges of SEK -4.4 (-0.9) b. Diluted EPS
decreased to SEK 1.48 (2.61).

Ericsson | Second quarter report 2026. July 14, 2026.	Market area sales	4
Market area sales

SEK b.	Q2 2026	Q2 2025	YoY change	YoY organic growth	Q1 2026	QoQ change	Jan-Jun 2026	Jan-Jun 2025	YoY change	YoY organic growth
Americas	18.8	19.8	-5%	-1%	17.1	10%	35.9	40.7	-12%	-2%
Europe, Middle East and Africa	16.3	16.2	0%	2%	14.3	14%	30.6	30.7	0%	6%
South East Asia, Oceania and India	5.4	5.5	-2%	4%	6.9	-22%	12.4	12.7	-3%	8%
North East Asia	3.7	3.8	-1%	8%	3.1	20%	6.9	7.0	-2%	11%
Other	8.5	10.9	-22%	-12%	7.9	7%	16.4	20.1	-19%	-1%
Of which IPR	3.4	4.9	-30%	-	3.1	9%	6.5	8.0	-19%	-
Total	52.7	56.1	-6%	-1%	49.3	7%	102.0	111.2	-8%	2%
Market Area Americas
Sales decreased by -1%* YoY. Networks sales declined in North
America, partly offset by continued growth in Latin America.
Cloud Software and Services sales increased supported
by services growth in North America. Reported sales declined by
-5% YoY.
Market Area Europe, Middle East and Africa
Sales increased by 2%* YoY. Networks sales in Middle East &
Africa increased, driven by 5G network investments in certain markets. Networks sales in Europe declined, primarily due to the gradual completion of modernization projects in some markets.
Cloud Software and Services sales increased in Europe due to core network upgrades to 5G in multiple markets while sales in
Middle East & Africa increased due to the timing of Core project delivery milestones. Reported sales were stable.
Market Area South East Asia, Oceania and India
Sales increased by 4%* YoY. Networks sales increased as a
result of the timing of project deliveries in South East Asia. Cloud
Software and Services sales increased, reflecting the timing of project
deliverables. Reported sales decreased by -2% YoY.
Market Area North East Asia
Sales increased by 8%* YoY. Networks sales increased mainly
due to higher deliveries in Japan. Cloud Software and Services sales increased due to the timing of project milestones in multiple markets. Reported sales decreased by -1% YoY.
Market Area Other
Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales decreased by -12%*,
mainly due to the decline in IPR licensing revenues, partly offset by organic sales growth in Enterprise and a positive hedge effect.
Reported sales decreased by -22% YoY, mainly reflecting the
divestment of iconectiv in Q3 2025.

Ericsson | Second quarter report 2026. July 14, 2026.	Segment results	5
Segment Results
Mobile Networks –
Segment Networks

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026
Net sales	33.0	35.7	-8%	32.9
Of which IPR licensing revenues	2.8	4.0	-30%	2.6
Organic sales growth	-	-	-4%	-
Gross income	16.0	17.6	-9%	16.4
Gross margin	48.3%	49.3%	-	49.7%
EBIT	6.0	6.4	-6%	3.3
EBIT margin	18.2%	17.8%	-	10.0%
EBITA	6.0	6.4	-6%	3.3
EBITA margin	18.3%	17.9%	-	10.1%
Restructuring charges	0.2	-0.1	-	-3.1

Adjusted financial measures
Adjusted gross income	16.6	17.7	-6%	16.6
Adjusted gross margin	50.4%	49.5%	-	50.4%
Adjusted EBIT	5.8	6.5	-10%	6.3
Adjusted EBIT margin	17.6%	18.1%	-	19.2%
Adjusted EBITA	5.8	6.5	-10%	6.4
Adjusted EBITA margin	17.7%	18.2%	-	19.3%
Breakdown of sales into products, services and IPR licensing is available in note 2.
Net sales
Sales decreased by -4%* YoY, mainly reflecting lower IPR
licensing revenues following a non-recurring benefit in the prior-
year period. Excluding IPR licensing revenues, organic sales would have been broadly stable YoY. Organic sales grew in
market areas North East Asia and in South East Asia, Oceania and India, while sales declined in the other two market areas.
Reported sales decreased by -8% to SEK 33.0 (35.7) b. including a negative currency impact of
SEK -1.2 b.
Gross income and margin
Adjusted gross income decreased to SEK 16.6 (17.7) b. impacted by lower sales and a currency impact of SEK -0.6 b.
Adjusted gross margin increased to 50.4% (49.5%), supported
by a favorable product mix and cost-reduction actions, partly offset by lower IPR licensing revenues, reflecting a non-recurring benefit in the prior-year period.
EBITA
Adjusted EBITA decreased to SEK 5.8 (6.5) b., including a SEK
-0.5 b. currency impact. Lower gross income was partly offset by lower operating expenses, reflecting continued efficiency
improvements and currency benefits. R&D investments continued
to support the strategy to build high-performance programmable networks. The adjusted EBITA margin was 17.7% (18.2%).
Net sales for the rolling four quarters were SEK 145.6 b. and the adjusted EBITA margin was 20.2%.
Mobile Networks –
Segment Cloud Software and Services

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026
Net sales	14.7	14.4	3%	11.8
Of which IPR licensing revenues	0.6	0.9	-30%	0.6
Organic sales growth	-	-	5%	-
Gross income	5.9	6.0	-2%	4.9
Gross margin	39.8%	41.5%	-	41.5%
EBIT	1.1	0.8	36%	0.0
EBIT margin	7.8%	5.8%	-	0.0%
EBITA	1.1	0.8	36%	0.0
EBITA margin	7.8%	5.9%	-	0.1%
Restructuring charges	-0.7	-0.5	-	-0.6

Adjusted financial measures
Adjusted gross income	6.5	6.2	5%	5.1
Adjusted gross margin	44.1%	43.2%	-	43.2%
Adjusted EBIT	1.8	1.4	33%	0.6
Adjusted EBIT margin	12.4%	9.6%	-	5.3%
Adjusted EBITA	1.8	1.4	33%	0.6
Adjusted EBITA margin	12.4%	9.6%	-	5.3%
Breakdown of sales into products, services and IPR licensing is available in note 2.
Net sales
Sales increased by 5%* YoY. Sales grew in all market areas.
Reported sales increased by 3% to SEK 14.7 (14.4) b., including a currency impact of SEK -0.4 b. Services sales accounted for
62% (62%) of sales.
In market area Europe, Middle East and Africa, sales growth
was driven by core network upgrades in Europe and project
deliverables in Middle East and Africa. Sales in market area
North East Asia grew, driven by increased software sales. In the other market areas, sales growth was driven by accelerated
project deliverables.
Gross income and margin
Adjusted gross margin increased to 44.1% (43.2%), supported by strong strategy execution with improved delivery performance, partly offset by the impact of lower IPR licensing revenues, reflecting a non-recurring benefit in the prior-year period.
Adjusted gross income increased to SEK 6.5 (6.2) b. including a currency impact of SEK -0.1 b.
EBITA
Adjusted EBITA improved to SEK 1.8 (1.4) b., with no currency impact. EBITA was supported by improved gross income as well as lower operating expenses, reflecting continued efficiency improvements and positive currency impacts. The adjusted
EBITA margin was 12.4% (9.6%).
Net sales for the rolling four quarters were SEK 61.9 b. and the adjusted EBITA margin was 13.1%.

Ericsson | Second quarter report 2026. July 14, 2026.	Segment results	6
Enterprise –
Segment Enterprise

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026
Net sales	4.5	5.5	-19%	4.2
Organic sales growth	-	-	3%	-
Gross income	2.3	3.0	-25%	2.0
Gross margin	50.7%	54.9%	-	48.9%
EBIT	-1.2	-0.9	-	-1.8
EBIT margin	-27.1%	-15.7%	-	-44.2%
EBITA	-0.9	-0.5	-	-1.5
EBITA margin	-19.8%	-9.4%	-	-36.9%
Restructuring charges	-0.1	0.0	-	-0.1

Adjusted financial measures
Adjusted gross income	2.3	3.0	-25%	2.0
Adjusted gross margin	50.9%	54.9%	-	49.0%
Adjusted EBIT	-1.2	-0.9	-	-1.7
Adjusted EBIT margin	-25.9%	-15.5%	-	-41.9%
Adjusted EBITA	-0.8	-0.5	-	-1.4
Adjusted EBITA margin	-18.7%	-9.3%	-	-34.6%
Net sales
Sales increased by 3%* YoY, with growth in Global
Communications Platform and Enterprise Wireless Solutions.
Reported sales decreased by -19% YoY to SEK 4.5 (5.5) b.,
reflecting the divestment of iconectiv in Q3 2025 and a SEK -0.2
b. currency impact.
Growth in Global Communications Platform was driven by
higher sales* in CPaaS and in network API powered solutions.
Sales* in Enterprise Wireless Solutions benefited from growth in
WWAN solutions.
Gross income and margin
Adjusted gross margin decreased to 50.9% (54.9%), reflecting the impact of the divestment of iconectiv in Q3 2025 and a
change in product mix in Global Communications Platform and
Enterprise Wireless Solutions. Adjusted gross income was SEK
2.3 (3.0) b., reflecting the divestment of iconectiv in Q3 2025 and a negative currency impact of SEK -0.1 b.
EBITA (loss)
Adjusted EBITA (loss) was SEK -0.8 (-0.5) b. The impact from the divestment of iconectiv in Q3 2025 was partly offset by cost reductions in Global Communications Platform and Enterprise
Wireless Solutions. The currency impact was SEK 0.0 b. Adjusted
EBITA margin was -18.7% (-9.3%).
Net sales for the rolling four quarters were SEK 18.3 b. and the adjusted EBITA margin was 19.8%, including a 41.4 percentage point benefit from the iconectiv gain in Q3 2025.
Segment Other

SEK b.	Q2 2026	Q2 2025	YoY change	Q1 2026
Net sales	0.4	0.5	-11%	0.4
Organic sales growth	-	-	-6%	-
Gross income	0.0	0.0	-5%	0.0
Gross margin	0.5%	0.4%	-	-1.5%
EBIT	0.0	0.0	-	0.0
EBIT margin	-3.4%	9.5%	-	0.3%
EBITA	0.0	0.0	-	0.0
EBITA margin	-3.4%	9.5%	-	0.3%
Restructuring charges	-0.1	0.0	-	0.0

Adjusted financial measures
Adjusted gross income	0.1	0.0	-	0.0
Adjusted gross margin	13.3%	0.4%		-1.5%
Adjusted EBIT	0.0	0.0	3%	0.0
Adjusted EBIT margin	10.9%	9.5%	-	0.3%
Adjusted EBITA	0.0	0.0	3%	0.0
Adjusted EBITA margin	10.9%	9.5%	-	0.3%
Net sales
Reported sales were SEK 0.4 (0.5) b.
Gross income and margin
Adjusted gross income was SEK 0.1 (0.0) b. Adjusted gross
margin was 13.3% (0.4%).
EBITA (loss)
Adjusted EBITA (loss) was SEK 0.0 (0.0) b.
Net sales for the rolling four quarters were SEK 1.7 b.

Ericsson | Second quarter report 2026. July 14, 2026.	Cash flow and financial position	7
Cash flow and financial position

Free cash flow bridge, SEK b.	Q2 2026	Q2 2025	Q1 2026	Jan-Jun 2026	Jan-Jun 2025
Adjusted EBITA	6.9	7.4	5.6	12.4	14.4
Depreciation and amortization of non-acquired assets	1.6	1.8	1.6	3.3	3.8
Restructuring charges	-0.6	-0.7	-3.8	-4.4	-0.9
Changes in operating net assets	-4.4	-2.7	5.6	1.2	-5.5
Interest paid/received, taxes paid, and other	-1.6	-1.8	-1.6	-3.2	-3.2
Cash flow from operating activities	1.9	4.2	7.4	9.3	8.5
Net capex and other investing activities	-1.0	-1.0	-1.0	-2.1	-2.1
Repayment of lease liabilities	-0.5	-0.6	-0.5	-1.0	-1.1
Free cash flow before M&A	0.4	2.6	5.9	6.3	5.3

Cash flow from operating activities	1.9	4.2	7.4	9.3	8.5
Cash flow from investing activities	-3.7	-10.9	1.9	-1.9	-9.6
Cash flow from financing activities	-9.2	-3.5	-2.3	-11.5	-4.2

SEK b.	Jun 30 2026	Jun 30 2025	Mar 31 2026
Gross cash	91.3	73.3	99.5
- Borrowings, current	9.5	7.3	9.9
- Borrowings, non-current	22.0	29.9	21.5
Net cash	59.8	36.0	68.1
Equity	104.8	85.7	103.1
Equity ratio (%)	36.4%	31.7%	35.5%
Capital turnover (times)	1.4	1.6	1.4
Return on capital employed (%)	20.7%	16.8%	21.4%
Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
Cash flow
Cash flow from operating activities was SEK 1.9 (4.2) b. driven by earnings and impacted by increased operating net assets.
The increase mainly reflected higher inventories ahead of
planned Q3 deliveries.
Quarterly cash flow from operating activities decreased
compared to the prior-year period, mainly due to higher
inventories in Q2 2026. In first-half 2026, cash flow from
operating activities increased year on year, driven by strong cash generation in Q1.
Cash flow from investing activities was SEK -3.7 (-10.9) b.
Investing cash flow in the quarter was driven by purchases of interest-bearing securities.
Cash flow from financing activities was SEK -9.2 (-3.5) b.
Financing cash flow in the quarter included dividends paid of
SEK -5.0 b. and share repurchases of SEK -3.2 b.
Financial position
Gross cash decreased sequentially by SEK -8.2 b. to SEK 91.3
b., impacted by dividend payments and share repurchases.
Net cash decreased sequentially by SEK -8.3 b. to SEK 59.8
b.
The average maturity of parent company borrowings was 2.5
years as of June 30, 2026, compared with 2.7 years as of March
31, 2026.
Liabilities for post-employment benefits decreased
sequentially to SEK 18.0 b. from SEK 18.2 b. The Swedish
defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage
bonds, the liability for post- employment benefits would have been approximately SEK 9.9 b., which is SEK 8.1 b. lower than current DBO.

Ericsson | Second quarter report 2026. July 14, 2026.	Key data points	8
Key data points
Market
Dell’Oro estimates that the global RAN equipment market will remain stable in 2026.
Source: Dell’Oro Mobile RAN Quarterly Report Q126, May 2026.
Ericsson
Net sales
Reported average seasonality last 3 years (2023–2025), %.

	Q4 → Q1	Q1 → Q2	Q2 → Q3	Q3 → Q4
Networks	-25%	+4%	+1%	+17%
Cloud Software and Services	-33%	+13%	+3%	+29%
Net sales may show large variations between quarters, including currency changes.
IPR licensing revenues
IPR licensing revenue growth opportunities remain in new market segments and through increased penetration of the smartphone market.
Following agreements reached in July 2026 with a top-10
smartphone vendor and a payment terminal vendor, annualized
recurring IPR licensing revenues were approximately SEK 13.5 b.
Optimizing the terms and value of new agreements and
renewals will remain a priority.
Currency exposure
Currency exposure can vary significantly from quarter to quarter.
In 2025, approximately half of net sales were USD denominated, over 15% of net sales were EUR denominated, and five other
currencies (INR, JPY, GBP, CNY, AUD) contributed approximately
15% of net sales.
Further currency information is available at:
https://www.ericsson.com/en/investors/financial-reports-and-
presentations/foreign-exchange-rates
Amortization of intangible assets
Amortization of intangible assets is expected to be around
SEK -0.4 b. per quarter in segment Enterprise.
Restructuring charges
Restructuring charges for 2026 are expected to be at elevated levels.
Segments
Increased uncertainty remains in the outlook and in the broader macroeconomic and geopolitical environment.
The Q3 2026 outlook assumes currency rates of USD:SEK 9.7,
EUR:SEK 11.0.
Networks
Sales growth in Q3 2026 is expected to be above 3-year average seasonality.
Adjusted gross margin in Q3 2026 is expected to be in the range of 48% to 50%.
Cloud Software and Services
Sales growth in Q3 2026 is expected to be broadly similar to 3-
year average seasonality.

Ericsson | Second quarter report 2026. July 14, 2026.	Parent Company	9
Parent Company
Income after financial items January – June 2026, was
SEK 29.0 (19.3) b.
At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current)
amounted to SEK 78.4 (60.1) b.
There was an increase in intercompany lending of SEK 2.7 b.
and a decrease in intercompany borrowing of SEK 0.4 b. in the quarter.
At the end of the quarter, non-restricted equity amounted to
SEK 58.4 (31.9) b., and total equity amounted to SEK 106.7
(80.2) b.
The Parent Company has recognized dividends from
subsidiaries of SEK 27.7 (18.9) b. in the quarter.
During the quarter, Ericsson has repurchased 29,535,981
Class B shares for a total consideration of SEK 3.3 b. in
accordance with the AGM authorization. Repurchased shares are held as treasury shares and are presented as a deduction from equity.
In accordance with the conditions of the long-term variable
compensation program (LTV) for Ericsson employees, 2,639,299 shares from treasury stock were distributed to employees or sold in the second quarter. On June 30, 2026, Ericsson held
64,898,958 treasury shares (38,002,276). Repurchased shares
are reflected in the average number of shares outstanding and in the calculation of earnings per share.

Ericsson | Second quarter report 2026. July 14, 2026.	Other Information	10
Other information
Legal proceedings involving governmental authorities
In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of
Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not
determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq
investigation did not conclude that Ericsson made or was
responsible for any payments to any terrorist organization.
The Company continues to fully cooperate with the US
Department of Justice (DOJ) in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq. As
additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing
investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is
completed. The scope and duration of the investigation remain uncertain.
In April 2019, Ericsson was informed by China’s State
Administration for Market Regulation Anti-monopoly Bureau
(SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose
behavioral and financial remedies.
Legal proceedings not involving governmental authorities
In August 2022, a civil lawsuit was filed in the United States
District Court for the District of Columbia against
Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US
military service members, employees of US government
contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism
Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the
Ericsson defendants filed a motion to dismiss the complaint. On
December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson
defendants, the “Ericsson corporate defendants”), President and
CEO Börje Ekholm and a former employee (who has not been
served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June
2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.
In February 2024, a second civil lawsuit also alleging
violations of the U.S. Anti-Terrorism Act was filed in the United
States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-
Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and
CEO Börje Ekholm and a former employee as defendants. The
new lawsuit was brought by additional US military service
members, employees of US government contractors and other
civilians who were killed or injured in terrorist attacks in Iraq,
Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the
District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
In November 2025, a third civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit was filed by a law firm not involved in the August 2022 and February 2024 lawsuits and
involves substantially similar factual allegations and claims to those made in the Anti-Terrorism Act lawsuits filed in August
2022 and February 2024, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former
employee as defendants. The new lawsuit was brought by
additional US military service members, employees of US
government contractors and other civilians who were killed or injured in terrorist attacks in France, Afghanistan, and Belgium from 2012 to 2018, as well as by their family members. The
District Court for the District of Columbia has stayed the
proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
In March 2026, a fourth civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit involves substantially similar factual allegations and claims to those made in the Anti-Terrorism
Act lawsuits filed in August 2022, February 2024, and November
2025, and similarly names the same Ericsson corporate
defendants, CEO Börje Ekholm and a former employee as
defendants. The new lawsuit was brought by additional US
military service members and civilians who were killed or injured in terrorist attacks in Afghanistan, Iraq, Niger, Tajikistan and
Turkey from 2005 to 2018, as well as by their family members.
The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna
District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the
Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019
internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District
Court ordered Ericsson to produce the 2019 internal Iraq

Ericsson | Second quarter report 2026. July 14, 2026.	Other Information	11
investigation report to the claimants’ external counsel. Ericsson appealed the decision and on August 15, 2025, the Court of
Appeal overturned the District Court’s decision. The claimants appealed, but on March 12, 2026, the Supreme Court refused
leave to appeal. Proceedings on the merits of the case will now continue in the District Court. Ericsson will continue to vigorously defend this matter.
The Company actively manages its IPR portfolio and its need
for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.
In addition to the proceedings discussed above, the Company
is, and in the future may be, involved in various other regulatory investigations, enforcement actions, lawsuits, claims (including claims by third-parties the Company has indemnified against
infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business and transactions.
CEO transition arrangements
On June 16, 2026, the Company announced that Börje Ekholm is retiring from Ericsson. Börje Ekholm will step down as CEO on
September 30, 2026, and act as executive advisor to the new
CEO until June 15, 2027. Under his employment contract, he has a 12-month notice period from June 16, 2026, to June 15, 2027, during which salary and benefits will be paid in line with
contractual terms. Short- and long-term variable compensation will be determined in accordance with the Company’s plan rules, including pro-rated vesting of awards for performance periods that continue after his employment ends. From June 15, 2027,
Börje Ekholm will be subject to a 36-month non-compete
undertaking, for which fixed compensation totaling SEK 14.7
million (USD 1.59 million) will be paid over the three-year period.
Further information will be disclosed as required in the 2026
Annual Report.
PRESS RELEASES

May 13, 2026	Ericsson to utilize mandate to transfer shares
May 29, 2026	Ericsson’s Nomination Committee appointed
June 16, 2026	Per Narvinger appointed new President and CEO of Ericsson as Börje Ekholm steps down
June 18, 2026	Ericsson appoints David Hammarwall Head of Business Area Networks
Information on the share buyback program and related press
releases is available on the Ericsson investor website at:
Share buyback program

Ericsson | Second quarter report 2026. July 14, 2026.	Risk factors	12
Risk factors
Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of
categories, including, for example, risks relating to technology,
IPR, compliance, project execution, operations, supply chain and sourcing concentration, products and services, customer
concentration, treasury and accounting, the geopolitical
environment, M&A, cybersecurity and occupational health and
safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group
risks are regularly assessed and reviewed by executives as
required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the
Ericsson Annual Report 2025 and in the Annual Report on Form
20-F for the year ended December 31, 2025 (in the following, the
“Annual Report 2025”). See also the risks set out in the section titled “Forward-looking statements.”
This report has not been reviewed by Telefonaktiebolaget LM
Ericsson auditors.
Date for next report: October 15, 2026.

Ericsson | Second quarter report 2026. July 14, 2026.	Board assurance	13
Board assurance
The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group and describes the principal risks and uncertainties that the Company and the companies in the Group face.
Stockholm, July 14, 2026
Telefonaktiebolaget LM Ericsson (publ)
Org. Nr. 556016-0680

Jan Carlson	Jacob Wallenberg	Jon Fredrik Baksaas
Chair	Deputy Chair	Member of the Board

Christian Cederholm	Börje Ekholm	Eric A. Elzvik
Member of the Board	President, CEO and member of the Board	Member of the Board

Marachel Knight	Kristin S. Rinne	Jonas Synnergren
Member of the Board	Member of the Board	Member of the Board

Christy Wyatt	Karl Åberg
Member of the Board	Member of the Board

Ulf Rosberg	Loredana Roslund	Annika Salomonsson
Member of the Board	Member of the Board	Member of the Board

Ericsson | Second quarter report 2026. July 14, 2026.	Editor's note	14
Editor’s note
Media and analyst briefing
Ericsson invites media, investors and analysts to a conference call and live video webcast at 09:00 AM CEST on July 14, 2026.
Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:
www.ericsson.com/investors and
www.ericsson.com/newsroom
For further information, please contact:
Lars Sandström, Senior Vice President, Chief Financial Officer
Phone: +46 72 161 20 04
E-mail: investor.relations@ericsson.com
Peter Borsos, Vice President,
Head of Group Communications
Phone: +46 70 317 68 00
E-mail: media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680
Torshamnsgatan 21
SE-164 83 Stockholm
Phone: +46 10 719 00 00
www.ericsson.com
Investors
Daniel Morris, Vice President,
Head of Investor Relations
Phone: +44 7386 657217
E-mail: investor.relations@ericsson.com
Lena Häggblom, Director,
Investor Relations
Phone: +46 72 593 27 78
E-mail: investor.relations@ericsson.com
Alan Ganson, Director,
Investor Relations
Phone: +46 70 267 27 30
E-mail: investor.relations@ericsson.com
Media
Ralf Bagner, Head of Media Relations
Phone: +46 76 128 47 89
E-mail: media.relations@ericsson.com
Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com

Ericsson | Second quarter report 2026. July 14, 2026.	Forward-looking statements	15
Forward-looking statements
This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,”
“assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,”
“estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,”
“ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements.
These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-
looking statements, including, in particular the following:
–Potential material additional liability resulting from past conduct, including allegations of past conduct that remains
unresolved or unknown in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by
Ericsson and US governmental authorities
–Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including
Iraq, which remains the subject of ongoing investigations by
Ericsson and US governmental authorities
–The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or
US governmental authorities that the Company’s past conduct
included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability
–Risks related to the Company's ongoing compliance with
obligations under the National Security Agreement entered
into in connection with Ericsson’s acquisition of Vonage
Holdings Corp. (Vonage), which may adversely affect the
Vonage business and subject the Company to additional
liabilities
–Ericsson's goals, strategies, planning assumptions and
operational or financial performance expectations
–Macroeconomic conditions, including inflationary pressures
and effects on customer investments, market recovery and
growth
–Ongoing geopolitical and trade uncertainty, including
challenging global economic conditions, market trends and the imposition of tariffs and sanctions
–Continued growth of mobile communications, the success of
Ericsson's existing and targeted customer base, and
Ericsson's ability to maintain technology leadership
–Success in implementing key strategies, including improving profitability, leading in 6G, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities,
incorporation of AI technologies into certain products, services and processes and expected benefits from restructuring
activities
–Risks related to cybersecurity and privacy, security and data localization
–Industry trends, future characteristics and development of the markets in which Ericsson operates
–Risks of global operations, including legal and regulatory
requirements and uncertainties, and unfavorable lawsuits and legal proceedings
–Ericsson's future liquidity, capital resources, capital
expenditures, cost savings and profitability, and risks related to financial condition
–The expected demand for Ericsson's existing and new
products and services as well as plans to launch new products and services including research and development
expenditures
–Ericsson's ability to deliver on future plans and achieve future growth
–The expected operational or financial performance of strategic cooperation activities and joint ventures
–Risks related to acquisitions and divestments that may be
disruptive and incur significant expenses, including Ericsson's ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition
–Trends related to Ericsson's industry, including Ericsson's regulatory environment, competition and customer structure
–Intense competition from existing competitors, and new
entrants, including vendor consolidation
–Risks related to the supply chain and single-source or highly concentrated third-party suppliers
–Large, multi-year agreements with limited number of  key
customers, and operator consolidation
–Risks related to intellectual property, key employees, and
unforeseen risks and disruptions due to natural or man-made
events
–Risks related to environmental, social, governance, diversity, equity and inclusion and business conduct
–Other factors included in Ericsson's filings with the US
Securities and Exchange Commission (SEC), including the
factors described throughout this report, included in the
section Risk factors, and in “Risk Factors” in the Annual
Report 2025, as updated by subsequent reports filed with the
SEC.
These forward-looking statements also represent Ericsson's
estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data,  Ericsson has not undertaken to independently verify such third-party data and does not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue
reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents Ericsson files from time to time with Ericsson's regulators that disclose risks and
uncertainties that may affect Ericsson's business. Ericsson
expressly disclaims a duty to provide updates to these forward-
looking statements, and the estimates and assumptions
associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements and other information	16
Financial
statements
and other
information

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	17
Financial statements (unaudited)
Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2026	2025	Change	2026	2025
Net sales	2	52,691	56,132	-6%	102,022	111,157
Cost of sales		-28,568	-29,483	-3%	-54,601	-57,971
Gross income	2	24,122	26,649	-9%	47,421	53,186
Research and development expenses		-10,480	-12,212	-14%	-23,969	-24,244
Selling and administrative expenses		-7,736	-8,180	-5%	-15,872	-16,801
Impairment reversals/losses on trade receivables		-20	34	-161%	-177	66
Operating expenses		-18,237	-20,358	-10%	-40,017	-40,979
Other operating income and expenses		90	67	33%	113	75
Share of earnings of associated companies		-56	33	-	-155	40
Earnings before financial items and income tax (EBIT)	2	5,919	6,391	-7%	7,362	12,322
Financial income and expenses, net	3	-178	34	-	-372	-40
Income after financial items		5,741	6,425	-11%	6,990	12,282
Income tax		-1,665	-1,799	-7%	-2,027	-3,439
Net income		4,076	4,626	-12%	4,963	8,843

Net income attributable to:
Owners of the Parent Company		4,046	4,567		4,933	8,716
Non-controlling interests		30	59		30	127
Other information
Average number of shares, basic (million)	8	3,313	3,333		3,323	3,333
Earnings per share, basic (SEK)¹⁾	8	1.22	1.37		1.48	2.62
Earnings per share, diluted (SEK)¹⁾²⁾	8	1.22	1.37		1.48	2.61
¹⁾ Based on net income attributable to owners of the Parent Company.
²⁾ Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
Condensed statement of comprehensive income

	Q2		Jan-Jun
SEK million	2026	2025	2026	2025
Net income	4,076	4,626	4,963	8,843
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	437	-3,528	610	-817
Revaluation of credit risk on borrowings	-121	63	-13	91
Tax on items that will not be reclassified to profit or loss	-53	489	-128	13
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-76	1,726	-420	4,655
Reclassification adjustments on gains/losses included in profit or loss	-568	29	-1,132	322
Translation reserves
Changes in translation reserves	984	-2,282	3,462	-9,898
Reclassification to profit or loss	–	54	-10	54
Share of other comprehensive income of associated companies	78	-6	107	-56
Tax on items that have been or may be reclassified to profit or loss	133	-361	320	-1,025
Total other comprehensive income, net of tax	814	-3,816	2,794	-6,661
Total comprehensive income	4,890	810	7,757	2,182

Total comprehensive income attributable to:
Owners of the Parent Company	4,858	671	7,731	1,886
Non-controlling interests	32	139	26	296

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	18
Condensed consolidated balance sheet

SEK million	Note	Jun 30 2026	Dec 31 2025
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,771	3,866
Goodwill		49,371	46,882
Customer relationships, IPR and other intangible assets		5,181	5,631
Property, plant and equipment		8,782	8,789
Right-of-use assets		7,151	6,738
Financial assets
Investments in associated companies		1,550	1,507
Other investments in shares and participations	5	2,151	1,909
Customer finance, non-current	5	26	238
Interest-bearing securities, non-current	5	37,193	37,298
Other financial assets, non-current	5	6,581	5,960
Deferred tax assets		19,028	16,851
		140,787	135,669
Current assets
Inventories		30,718	23,451
Contracts assets		8,225	7,333
Trade receivables	5	37,921	40,327
Customer finance, current	5	1,657	852
Current tax assets		5,571	5,030
Other current receivables		8,916	9,920
Interest-bearing securities, current	5	12,413	12,715
Cash and cash equivalents	5	41,691	43,926
		147,113	143,554

Total assets		287,899	279,223

Equity and liabilities
Equity
Stockholders' equity		104,047	109,535
Non-controlling interest in equity of subsidiaries		718	729
		104,764	110,264
Non-current liabilities
Post-employment benefits		18,008	18,648
Provisions, non-current	4	4,037	2,993
Deferred tax liabilities		173	152
Borrowings, non-current	5	21,990	29,165
Lease liabilities, non-current		6,244	5,772
Other non-current liabilities		1,355	1,292
		51,808	58,022
Current liabilities
Provisions, current	4	7,126	5,691
Borrowings, current	5	9,468	3,538
Lease liabilities, current		1,776	1,789
Contract liabilities		45,133	36,867
Trade payables	5	28,925	26,335
Current tax liabilities		4,669	2,679
Other current liabilities		34,231	34,038
		131,327	110,937

Total equity and liabilities		287,899	279,223

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	19
Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2026	2025	2026	2025
Operating activities
Net income		4,076	4,626	4,963	8,843
Adjustments for
Taxes		1,652	1,949	2,004	3,703
Earnings/dividends in associated companies		64	-22	233	-20
Depreciation, amortization and impairment losses	6	1,988	2,177	3,975	4,927
Other		-531	-410	-1,078	-295
		7,249	8,320	10,097	17,159

Changes in operating net assets
Inventories		-4,622	210	-6,352	-2,058
Customer finance, current and non-current		94	391	-528	2,255
Trade receivables and contract assets		2,516	188	3,799	-124
Trade payables		1,667	-636	1,197	-2,208
Provisions and post-employment benefits		-690	-298	1,867	-2,613
Contract liabilities		-1,376	-1,329	6,701	7,267
Other operating assets and liabilities, net		-1,985	-1,187	-5,480	-8,017
		-4,397	-2,661	1,203	-5,499

Interest received		739	458	1,269	1,134
Interest paid		-631	-699	-1,165	-1,470
Taxes paid		-1,028	-1,268	-2,070	-2,816

Cash flow from operating activities		1,932	4,150	9,336	8,508

Investing activities
Investments in property, plant and equipment	6	-637	-561	-1,257	-1,290
Sales of property, plant and equipment		23	40	33	79
Acquisitions/divestments of subsidiaries and other operations, net		-238	141	-309	137
Product development	6	-384	-193	-762	-500
Purchase of interest-bearing securities		-13,548	-12,295	-19,941	-18,815
Sales of interest-bearing securities		11,988	2,568	20,702	8,272
Other investing activities		-926	-562	-327	2,560
Cash flow from investing activities		-3,721	-10,862	-1,861	-9,557

Financing activities
Proceeds from issuance of borrowings		128	198	128	198
Repayment of borrowings		-207	-432	-207	-511
Dividends paid		-5,037	-4,810	-5,037	-4,810
Repayment of lease liabilities		-513	-554	-971	-1,147
Repurchase of own shares		-3,224	-116	-3,234	-116
Other financing activities		-362	2,243	-2,172	2,183
Cash flow from financing activities		-9,216	-3,471	-11,494	-4,203

Effect of exchange rate changes on cash		381	-787	1,784	-5,013

Net change in cash and cash equivalents		-10,624	-10,970	-2,236	-10,265

Cash and cash equivalents, beginning of period		52,315	44,590	43,926	43,885

Cash and cash equivalents, end of period		41,691	33,620	41,691	33,620

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	20
Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2026	2025
Opening balance	110,264	92,983
Total comprehensive income	7,757	2,182
Sale/repurchase of own shares	-3,307	-116
Share issue, net	–	116
Long-term variable compensation plans	88	77
Dividends to shareholders¹⁾	-10,037	-9,543
Transactions with non-controlling interests	–	–
Closing balance	104,764	85,699
¹⁾ Jan-Jun includes SEK 5,000 (4,769) million of dividend approved by the Annual General Meeting on March 31, 2026, which will be paid out in October 2026.
Condensed consolidated income statement – isolated quarters

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Cost of sales	-28,568	-26,033	-36,580	-29,462	-29,483	-28,488
Gross income	24,122	23,299	32,705	26,777	26,649	26,537
Research and development expenses	-10,480	-13,489	-13,098	-11,510	-12,212	-12,032
Selling and administrative expenses	-7,736	-8,135	-8,971	-7,913	-8,180	-8,621
Impairment reversals/losses on trade receivables	-20	-156	127	46	34	32
Operating expenses	-18,237	-21,781	-21,942	-19,377	-20,358	-20,621
Other operating income and expenses	90	24	420	7,715	67	8
Share of earnings of associated companies	-56	-99	-22	36	33	7
Earnings before financial items and income tax (EBIT)	5,919	1,443	11,161	15,151	6,391	5,931
Financial income and expenses, net	-178	-193	-80	-212	34	-74
Income after financial items	5,741	1,250	11,081	14,939	6,425	5,857
Income tax	-1,665	-362	-2,510	-3,639	-1,799	-1,640
Net income	4,076	887	8,571	11,300	4,626	4,217

Net income attributable to:
Owners of the Parent Company	4,046	888	8,563	11,149	4,567	4,149
Non-controlling interests	30	–	8	151	59	68
Other information
Average number of shares, basic (million)	3,313	3,333	3,333	3,333	3,333	3,333
Earnings per share, basic (SEK)¹⁾	1.22	0.27	2.57	3.34	1.37	1.25
Earnings per share, diluted (SEK)¹⁾²⁾	1.22	0.27	2.57	3.33	1.37	1.24
¹⁾ Based on net income attributable to owners of the Parent Company.
²⁾ Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	21
Condensed consolidated statement of cash flows – isolated quarters

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	4,076	887	8,571	11,300	4,626	4,217
Adjustments for
Taxes	1,652	353	2,724	3,647	1,949	1,754
Earnings/dividends in associated companies	64	169	27	50	-22	2
Depreciation, amortization and impairment losses	1,988	1,987	2,185	2,129	2,177	2,750
Other	-531	-547	-735	-7,549	-410	115
	7,249	2,849	12,772	9,577	8,320	8,838

Changes in operating net assets
Inventories	-4,622	-1,730	3,667	-680	210	-2,268
Customer finance, current and non-current	94	-622	406	372	391	1,864
Trade receivables and contract assets	2,516	1,283	-3,288	-889	188	-312
Trade payables	1,667	-471	1,568	1,102	-636	-1,572
Provisions and post-employment benefits	-690	2,557	1,743	-565	-298	-2,315
Contract liabilities	-1,376	8,077	-2,913	-2,869	-1,329	8,596
Other operating assets and liabilities, net	-1,985	-3,494	5,175	3,047	-1,187	-6,830
	-4,397	5,600	6,358	-482	-2,661	-2,837

Interest received	739	531	716	433	458	676
Interest paid	-631	-534	-407	-328	-699	-771
Taxes paid	-1,028	-1,042	-2,932	-1,261	-1,268	-1,548

Cash flow from operating activities	1,932	7,403	16,507	7,939	4,150	4,358

Investing activities
Investments in property, plant and equipment	-637	-620	-849	-491	-561	-729
Sales of property, plant and equipment	23	10	56	57	40	39
Acquisitions/divestments of subs. and other operations, net	-238	-72	338	10,064	141	-4
Product development	-384	-378	-352	-286	-193	-307
Purchase of interest-bearing securities	-13,548	-6,393	-10,310	-9,633	-12,295	-6,520
Sales of interest-bearing securities	11,988	8,714	4,867	3,549	2,568	5,704
Other investing activities	-926	599	1,216	-106	-562	3,122
Cash flow from investing activities	-3,721	1,860	-5,034	3,154	-10,862	1,305

Financing activities
Proceeds from issuance of borrowings	128	–	200	–	198	–
Repayment of borrowings	-207	–	-3,001	-26	-432	-79
Dividends paid	-5,037	–	-4,734	-1	-4,810	–
Repayment of lease liabilities	-513	-459	-461	-507	-554	-593
Repurchase of own shares	-3,224	-10	-6	–	-116	–
Other financing activities	-362	-1,809	-841	-643	2,243	-60
Cash flow from financing activities	-9,216	-2,278	-8,843	-1,177	-3,471	-732

Effect of exchange rate changes on cash	381	1,403	-1,399	-841	-787	-4,226

Net change in cash and cash equivalents	-10,624	8,388	1,231	9,075	-10,970	705

Cash and cash equivalents, beginning of period	52,315	43,926	42,695	33,620	44,590	43,885

Cash and cash equivalents, end of period	41,691	52,315	43,926	42,695	33,620	44,590

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	22
Condensed Parent Company income statement

	Q2		Jan-Jun
SEK million	2026	2025	2026	2025
Net sales	–	–	–	–
Cost of sales	–	–	–	–
Gross income	–	–	–	–
Operating expenses	-298	-429	-541	-866
Other operating income and expenses	764	659	1,449	1,316
EBIT	466	230	908	450
Financial net	27,730	18,792	28,104	18,854
Income after financial items	28,196	19,022	29,012	19,304
Transfers to (-) / from untaxed reserves	–	–	–	–
Income tax	-324	-110	-434	-179
Net income	27,872	18,912	28,578	19,125
Condensed Parent Company statement of comprehensive income

	Q2		Jan-Jun
SEK million	2026	2025	2026	2025
Net income	27,872	18,912	28,578	19,125
Other comprehensive income, net of tax	–	–	–	–
Total comprehensive income	27,872	18,912	28,578	19,125

Ericsson | Second quarter report 2026. July 14, 2026.	Financial statements	23
Condensed Parent Company balance sheet

SEK million	Jun 30 2026	Dec 31 2025
Assets
Fixed assets
Intangible assets	141	151
Tangible assets	298	300
Financial assets¹⁾	135,926	135,029
	136,365	135,480
Current assets
Receivables	20,424	19,323
Short-term investments	12,237	12,651
Cash and cash equivalents	28,921	27,807
	61,582	59,781
Total assets	197,947	195,261

Stockholders' equity, provisions and liabilities
Equity
Restricted equity	48,351	48,351
Non-restricted equity	58,356	43,051
	106,707	91,402

Provisions	135	60
Non-current liabilities	22,011	29,164
Current liabilities	69,094	74,635
Total stockholders' equity, provisions and liabilities	197,947	195,261
¹⁾ Of which interest-bearing securities, non-current	37,193	37,298

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	24
Accounting policies and
Explanatory notes (unaudited)
Note 1 – Accounting policies and other
information
Accounting policies for the Group
This condensed consolidated interim financial report for the reporting period ended June 30, 2026, has been prepared in
accordance with International Accounting Standard IAS 34
“Interim Financial Reporting”. The term “IFRS Accounting
Standards” used in this document refers to IFRS® Accounting
standards as issued by the International Accounting Standards
Board (IASB) as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and
IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2025, and should be read in
conjunction with that annual report. Amendments to IFRS
Accounting Standards that became effective during 2026 do not have a material impact on the result and financial position of the
Company.
New accounting standards and interpretations
IASB has issued the following new standard with effective date of
January 1, 2027:
– In April 2024, IASB issued a new standard, IFRS 18 that will replace IAS 1 Presentation of Financial Statements. The standard sets out the requirements for the presentation and disclosure of information in the financial statements to ensure better
comparability, consistency and faithful representation of an entity’s assets, liabilities, equity, income, and expenses. The new standard’s biggest impact is on the statement of profit or loss
(income statement), where it includes more specific guidance on how the statement of profit or loss shall be presented mandating certain income and expense classification and subtotals to be presented.
– Impact at transition: The standard is effective for the annual periods beginning on or after January 1, 2027. The Company will apply the new standard as from January 1, 2027. At transition, the Company will apply the new presentation and disclosure
requirements retrospectively for all periods presented. As the standard only impacts the presentation and disclosure
requirements, and not the measurement of any items presented in the financial statements, there will be no effect on retained earnings at transition date. The largest effect is on the
presentation of the income statement where certain items such as foreign exchange differences will be classified differently within the income statement. In addition, there will be new subtotals introduced such as Operating profit. Accordingly, the information for prior years will be restated. The transition note will include a bridge between the IAS 1 presentation and the new IFRS 18
presentation when the standard is applied.
– The Company is still assessing the detailed impact that the transition to IFRS 18 will have on the financial statements.
Other
Rounding differences may occur in the summation of amounts.

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	25
Note 2 – Segment information
Net sales by segment by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	33,047	32,937	44,200	35,424	35,747	35,643
Of which Products	24,684	25,549	33,275	26,531	27,622	28,060
Of which Services	8,363	7,388	10,925	8,893	8,125	7,583
Cloud Software and Services	14,732	11,833	20,031	15,346	14,363	12,975
Of which Products	5,569	4,295	8,459	5,431	5,407	4,719
Of which Services	9,163	7,539	11,572	9,915	8,956	8,256
Enterprise	4,490	4,168	4,578	5,058	5,548	5,933
Other	422	393	476	411	474	474
Total	52,691	49,332	69,285	56,239	56,132	55,025

2026			2025
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	0%	-25%	25%	-1%	0%	-24%
Of which Products	-3%	-23%	25%	-4%	-2%	-23%
Of which Services	13%	-32%	23%	9%	7%	-26%
Cloud Software and Services	25%	-41%	31%	7%	11%	-33%
Of which Products	30%	-49%	56%	0%	15%	-40%
Of which Services	22%	-35%	17%	11%	8%	-29%
Enterprise	8%	-9%	-9%	-9%	-6%	-3%
Other	7%	-17%	16%	-13%	0%	-17%
Total	7%	-29%	23%	0%	2%	-25%

2026			2025
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-8%	-8%	-6%	-11%	-5%	6%
Of which Products	-11%	-9%	-9%	-15%	-3%	10%
Of which Services	3%	-3%	7%	1%	-11%	-9%
Cloud Software and Services	3%	-9%	3%	3%	-5%	-1%
Of which Products	3%	-9%	8%	4%	12%	4%
Of which Services	2%	-9%	-1%	2%	-14%	-3%
Enterprise	-19%	-30%	-25%	-20%	-14%	-1%
Other	-11%	-17%	-16%	-19%	-6%	-20%
Total	-6%	-10%	-5%	-9%	-6%	3%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	65,984	32,937	151,014	106,814	71,390	35,643
Of which Products	50,233	25,549	115,488	82,213	55,682	28,060
Of which Services	15,751	7,388	35,526	24,601	15,708	7,583
Cloud Software and Services	26,566	11,833	62,715	42,684	27,338	12,975
Of which Products	9,863	4,295	24,016	15,557	10,126	4,719
Of which Services	16,702	7,539	38,699	27,127	17,212	8,256
Enterprise	8,658	4,168	21,117	16,539	11,481	5,933
Other	815	393	1,835	1,359	948	474
Total	102,022	49,332	236,681	167,396	111,157	55,025

2026			2025
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-8%	-8%	-5%	-4%	0%	6%
Of which Products	-10%	-9%	-5%	-4%	3%	10%
Of which Services	0%	-3%	-2%	-6%	-10%	-9%
Cloud Software and Services	-3%	-9%	0%	-1%	-3%	-1%
Of which Products	-3%	-9%	7%	7%	8%	4%
Of which Services	-3%	-9%	-4%	-5%	-9%	-3%
Enterprise	-25%	-30%	-15%	-12%	-8%	-1%
Other	-14%	-17%	-16%	-15%	-14%	-20%
Total	-8%	-10%	-5%	-4%	-2%	3%

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	26
Gross income by segment by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15,975	16,359	21,648	17,705	17,638	18,112
Cloud Software and Services	5,868	4,907	8,636	6,463	5,964	5,069
Enterprise	2,276	2,039	2,386	2,609	3,045	3,338
Other	2	-6	35	0	2	18
Total	24,122	23,299	32,705	26,777	26,649	26,537

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	32,334	16,359	75,103	53,455	35,750	18,112
Cloud Software and Services	10,776	4,907	26,132	17,496	11,033	5,069
Enterprise	4,315	2,039	11,378	8,992	6,383	3,338
Other	-4	-6	55	20	20	18
Total	47,421	23,299	112,668	79,963	53,186	26,537
EBIT by segment by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,006	3,283	9,318	7,075	6,376	7,040
Cloud Software and Services	1,142	3	3,364	1,721	840	71
Enterprise	-1,215	-1,844	-1,526	6,649	-870	-1,014
Other	-14	1	5	-294	45	-166
Total	5,919	1,443	11,161	15,151	6,391	5,931

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	9,290	3,283	29,809	20,491	13,416	7,040
Cloud Software and Services	1,146	3	5,996	2,632	911	71
Enterprise	-3,059	-1,844	3,239	4,765	-1,884	-1,014
Other	-14	1	-410	-415	-121	-166
Total	7,362	1,443	38,634	27,473	12,322	5,931

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	27
Net sales by market area by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Americas	18,821	17,077	22,928	19,837	19,809	20,859
Europe, Middle East and Africa¹⁾²⁾	16,261	14,298	23,350	16,730	16,193	14,475
South East Asia, Oceania and India	5,407	6,946	8,986	7,097	5,505	7,226
North East Asia	3,734	3,122	5,205	3,825	3,766	3,215
Other¹⁾²⁾	8,467	7,888	8,816	8,750	10,859	9,250
Total	52,691	49,332	69,285	56,239	56,132	55,025
¹⁾ Of which in Sweden	688	781	1,374	863	686	461
²⁾ Of which in EU	7,526	7,081	10,663	8,213	8,223	7,566

2026			2025
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	10%	-26%	16%	0%	-5%	-19%
Europe, Middle East and Africa¹⁾²⁾	14%	-39%	40%	3%	12%	-34%
South East Asia, Oceania and India	-22%	-23%	27%	29%	-24%	-14%
North East Asia	20%	-40%	36%	2%	17%	-55%
Other¹⁾²⁾	7%	-11%	1%	-19%	17%	-4%
Total	7%	-29%	23%	0%	2%	-25%
¹⁾ Of which in Sweden	-12%	-43%	59%	26%	49%	-23%
²⁾ Of which in EU	6%	-34%	30%	0%	9%	-31%

2026			2025
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	-5%	-18%	-11%	-16%	0%	26%
Europe, Middle East and Africa¹⁾²⁾	0%	-1%	7%	-1%	-6%	-5%
South East Asia, Oceania and India	-2%	-4%	6%	-8%	-28%	-16%
North East Asia	-1%	-3%	-27%	4%	-17%	-6%
Other¹⁾²⁾	-22%	-15%	-9%	-13%	4%	-3%
Total	-6%	-10%	-5%	-9%	-6%	3%
¹⁾ Of which in Sweden	0%	69%	130%	100%	18%	-37%
²⁾ Of which in EU	-8%	-6%	-2%	1%	-4%	0%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	35,898	17,077	83,433	60,505	40,668	20,859
Europe, Middle East and Africa¹⁾²⁾	30,559	14,298	70,748	47,398	30,668	14,475
South East Asia, Oceania and India	12,352	6,946	28,814	19,828	12,731	7,226
North East Asia	6,856	3,122	16,011	10,806	6,981	3,215
Other¹⁾²⁾	16,356	7,888	37,675	28,859	20,109	9,250
Total	102,022	49,332	236,681	167,396	111,157	55,025
¹⁾ Of which in Sweden	1,469	781	3,384	2,010	1,147	461
²⁾ Of which in EU	14,607	7,081	34,665	24,002	15,789	7,566

2026			2025
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	-12%	-18%	-3%	1%	12%	26%
Europe, Middle East and Africa¹⁾²⁾	0%	-1%	-1%	-4%	-6%	-5%
South East Asia, Oceania and India	-3%	-4%	-11%	-17%	-22%	-16%
North East Asia	-2%	-3%	-15%	-7%	-13%	-6%
Other¹⁾²⁾	-19%	-15%	-5%	-4%	1%	-3%
Total	-8%	-10%	-5%	-4%	-2%	3%
¹⁾ Of which in Sweden	28%	69%	45%	15%	-13%	-37%
²⁾ Of which in EU	-7%	-6%	-2%	-1%	-2%	0%

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	28
Net sales by market area by segment

	Q2 2026					Jan-Jun 2026
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	14,147	4,619	55	0	18,821	27,829	7,955	115	0	35,898
Europe, Middle East and Africa	9,469	6,536	256	0	16,261	18,411	11,711	437	0	30,559
South East Asia, Oceania and India	3,467	1,929	10	0	5,407	8,542	3,788	23	0	12,352
North East Asia	2,863	869	1	0	3,734	5,233	1,620	3	0	6,856
Other¹⁾	3,100	778	4,167	422	8,467	5,969	1,491	8,081	815	16,356
Total	33,047	14,732	4,490	422	52,691	65,984	26,566	8,658	815	102,022
Share of total	63%	28%	9%	1%	100%	65%	26%	8%	1%	100%
1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q2 2026
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	3%	39%	-8%	-	10%
Europe, Middle East and Africa	6%	26%	42%	6%	14%
South East Asia, Oceania and India	-32%	4%	-24%	-	-22%
North East Asia	21%	16%	-8%	-	20%
Other	8%	9%	6%	7%	7%
Total	0%	25%	8%	7%	7%

	Q2 2026					Jan-Jun 2026
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	-7%	2%	-33%	-	-5%	-14%	-1%	-45%	-100%	-12%
Europe, Middle East and Africa	-3%	6%	16%	-	0%	2%	-3%	-5%	-	0%
South East Asia, Oceania and India	-5%	5%	-50%	-100%	-2%	-4%	-2%	-14%	-100%	-3%
North East Asia	-4%	10%	-20%	-	-1%	-2%	-2%	-68%	-	-2%
Other	-25%	-24%	-20%	-11%	-22%	-11%	-11%	-25%	-14%	-19%
Total	-8%	3%	-19%	-11%	-6%	-8%	-3%	-25%	-14%	-8%
Top 5 countries in sales

2026			2025
Country, percentage of net sales¹⁾	Q2	Q1	Q4	Q3	Q2	Q1
United States	40%	39%	36%	40%	44%	45%
India	4%	8%	5%	5%	4%	7%
United Kingdom	5%	4%	4%	4%	4%	4%
Japan	4%	4%	4%	3%	3%	3%
China	4%	3%	3%	3%	4%	3%

2026			2025
Country, percentage of net sales¹⁾	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
United States	40%	39%	41%	43%	44%	45%
India	6%	8%	5%	5%	6%	7%
United Kingdom	5%	4%	4%	4%	4%	4%
Japan	4%	4%	4%	3%	3%	3%
China	3%	3%	3%	4%	4%	3%
1) Based on Jan-Jun 2026. Includes IPR licensing revenues.
IPR licensing revenues by segment by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,796	2,569	2,733	2,569	3,987	2,606
Cloud Software and Services	614	564	600	564	875	572
Total	3,410	3,133	3,333	3,133	4,862	3,178

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,365	2,569	11,895	9,162	6,593	2,606
Cloud Software and Services	1,178	564	2,611	2,011	1,447	572
Total	6,543	3,133	14,506	11,173	8,040	3,178

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	29
Note 3 – Financial income and expenses, net
Financial income and expenses, net

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	732	585	620	662	579	619
Financial expenses	-680	-594	-580	-735	-927	-805
Net foreign exchange gains/losses	-229	-184	-120	-139	382	112
Total	-178	-193	-80	-212	34	-74

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,316	585	2,480	1,860	1,198	619
Financial expenses	-1,274	-594	-3,047	-2,467	-1,732	-805
Net foreign exchange gains/losses	-414	-184	235	355	494	112
Total	-372	-193	-332	-252	-40	-74
Note 4 – Provisions
Provisions

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,803	8,684	7,823	8,652	9,093	11,715
Additions	1,265	6,016	3,005	847	1,830	1,055
Utilization	-1,815	-2,898	-1,605	-1,311	-1,853	-3,009
Of which restructuring	-1,064	-546	-721	-813	-837	-1,201
Reversal of excess amounts	-217	-171	-357	-370	-273	-256
Reclassification, translation difference and other	126	172	-182	5	-145	-412
Closing balance	11,163	11,803	8,684	7,823	8,652	9,093
Of which restructuring	4,017	4,956	1,889	1,710	2,429	2,720

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	8,684	8,684	11,715	11,715	11,715	11,715
Additions	7,281	6,016	6,737	3,732	2,885	1,055
Utilization	-4,713	-2,898	-7,778	-6,173	-4,862	-3,009
Of which restructuring	-1,610	-546	-3,572	-2,851	-2,038	-1,201
Reversal of excess amounts	-388	-171	-1,256	-899	-529	-256
Reclassification, translation difference and other	298	172	-734	-552	-557	-412
Closing balance	11,163	11,803	8,684	7,823	8,652	9,093
Of which restructuring	4,017	4,956	1,889	1,710	2,429	2,720

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	30
Note 5 – Financial risk management
There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:
Financial instruments

SEK billion	Jun 30 2026				Dec 31 2025
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through proﬁt or loss
Customer finance¹⁾	1.7	–	–	1.7	1.1	–	–	1.1
Interest-bearing securities	49.4	43.6	5.8	–	49.9	45.4	4.5	–
Cash equivalents²⁾	27.0	–	27.0	–	25.3	–	25.3	–
Other financial assets	2.2	0.1	–	2.1	1.9	–	–	1.9
Other current assets	0.8	–	0.8	–	2.9	–	2.9	–

Assets at fair value through OCI
Trade receivables	37.9	–	–	37.9	40.3	–	–	40.3

Assets at amortized costs
Interest-bearing securities	0.2	–	–	–	0.1	–	–	–
Other financial assets	0.0	–	–	–	0.1	–	–	–
Total financial assets	119.1				121.6

Financial liabilities at designated FVTPL
Parent company borrowings	-30.7	-19.2	-11.5	–	-29.6	-18.8	-10.8	–

Financial liabilities at FVTPL
Other current liabilities	-0.4	–	-0.4	–	-0.2	–	-0.2	–

Liabilities at amortized cost
Trade payables	-28.9	–	–	–	-26.3	–	–	–
Borrowings	-0.8	–	–	–	-3.1	–	–	–
Total financial liabilities	-60.7				-59.2
1) Year to date movements of customer finance receivables are as follows: additions of SEK 11.5 billion, disposals and repayments of SEK 11.0 billion. No material revaluation impact in the current period (< SEK 0.1billion).
2) Total Cash and cash equivalent is SEK 41.7 (43.9 on Dec 31, 2025) billion, of which SEK 27.0 (SEK 25.3 on Dec 31, 2025) billion relating to Cash equivalents are presented in the table above.
Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
Closing rates to SEK	2026	2025	2025
EUR	11.08	11.14	10.82
USD	9.72	9.50	9.19

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	31
Note 6 – Cash flow
Information on investments
Investments in assets subject to depreciation, amortization, impairment and write-downs

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	637	620	849	491	561	729
Capitalized development expenses	384	378	352	286	193	307
IPR, brands and other intangible assets	36	35	48	81	301	57
Total	1,058	1,033	1,249	858	1,055	1,093
Depreciation, amortization and impairment losses
Property, plant and equipment	698	735	814	812	826	1,029
Capitalized development expenses	426	436	446	449	451	444
Goodwill, IPR, brands and other intangible assets	358	344	439	365	373	721
Right-of-use assets	506	471	486	503	527	556
Total	1,988	1,986	2,185	2,129	2,177	2,750

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,257	620	2,630	1,781	1,290	729
Capitalized development expenses	762	378	1,138	786	500	307
IPR, brands and other intangible assets	72	35	487	439	358	57
Total	2,091	1,033	4,255	3,006	2,148	1,093
Depreciation, amortization and impairment losses
Property, plant and equipment	1,433	735	3,481	2,667	1,855	1,029
Capitalized development expenses	862	436	1,790	1,344	895	444
Goodwill, IPR, brands and other intangible assets	702	344	1,898	1,459	1,094	721
Right-of-use assets	978	471	2,072	1,586	1,083	556
Total	3,975	1,986	9,241	7,056	4,927	2,750
Note 7 – Contingent liabilities and Assets pledged as collateral
Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2026	Dec 31 2025
Contingent liabilities	4,697	4,091
Assets pledged as collateral	8,826	8,695

Ericsson | Second quarter report 2026. July 14, 2026.	Accounting policies and Explanatory notes	32
Note 8 – Share information
Number of shares and earnings per share

	Q2		Jan-Jun
	2026	2025	2026	2025
Number of shares, end of period (million)	3,371	3,371	3,371	3,371
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,110	3,110	3,110	3,110
Number of treasury shares, end of period (million)	65	38	65	38
Number of shares outstanding, basic, end of period (million)	3,306	3,333	3,306	3,333
Numbers of shares outstanding, diluted, end of period (million)	3,316	3,343	3,316	3,343
Average number of treasury shares (million)	52	31	45	23
Average number of shares outstanding, basic (million)	3,313	3,333	3,323	3,333
Average number of shares outstanding, diluted (million)¹⁾	3,322	3,343	3,333	3,342
Earnings per share, basic (SEK)²⁾	1.22	1.37	1.48	2.62
Earnings per share, diluted (SEK)¹⁾²⁾	1.22	1.37	1.48	2.61
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2) Based on net income attributable to owners of the Parent Company.
The proposed dividend for 2025 of SEK 3.00 per share was
approved by the AGM March 31, 2026. The first of two equal
dividend payments of SEK 1.50 per share was made on April 9,
2026, and the second will be made with a record date of
September 29, 2026, with an expected payment date of October
2, 2026.
The AGM resolved to approve the Board of Directors'
proposal on authorization for the Board of Directors to, on one or several occasions prior to the AGM 2027, decide on the
purchase of the Company's own shares of series B. The number of shares purchased must at no time result in the Company's
holding exceeding 10 percent of all the shares in the Company.
During the quarter, Ericsson has repurchased 29,535,981
Class B shares for a total consideration of SEK 3.3 billion in accordance with the AGM authorization. Repurchased shares
are held as treasury shares and are presented as a deduction from equity. In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees,
2,639,299 shares from treasury stock were distributed or sold to employees in the second quarter. On June 30, 2026, Ericsson
held 64,898,958 (38,002,276 on Dec 31, 2025) treasury shares.
Repurchased shares are reflected in the average number of
shares outstanding and in the calculation of earnings per share.
Note 9 – Employee information
Number of employees

2026			2025
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Americas	14,136	14,537	15,050	15,346	15,926	15,857
Europe, Middle East and Africa¹⁾	38,308	38,548	39,045	39,489	40,413	40,677
South East Asia, Oceania and India	25,050	25,100	25,189	25,358	25,591	25,991
North East Asia	9,042	9,336	9,542	9,705	10,007	10,341
Total	86,536	87,521	88,826	89,898	91,937	92,866
¹⁾ Of which in Sweden	13,013	12,615	12,806	12,967	13,476	13,222

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	33
Alternative performance measures (unaudited)
In this section, the Company presents its Alternative Performance
Measures (APMs), which are not recognized measures of
financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures
prepared in accordance with IFRS.
APMs are presented to enhance an investor’s evaluation of
ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.
Management uses these APMs to, among other things,
evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.
This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements.
For more information about non-IFRS key operating measures,
see Ericsson Annual Report 2025.
Sales growth adjusted for comparable units and currency
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

2026			2025
Isolated quarters, year over year change, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	52,691	49,332	69,285	56,239	56,132	55,025
Acquired business	–	–	–	–	–	–
Net FX impact	1,821	7,755	6,801	4,213	4,672	-1,817
Current period net sales, excluding acquired business & FX impact	54,511	57,087	76,086	60,452	60,804	53,208
Prior year period net sales adjusted for acquired & divested business	55,121	53,903	71,474	61,794	59,848	53,325
Organic sales growth (%)	-1%	6%	6%	-2%	2%	0%

2026			2025
Year to date, year over year change, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	102,022	49,332	236,681	167,396	111,157	55,025
Acquired business	–	–	–	–	–	–
Net FX impact	9,576	7,755	13,869	7,068	2,855	-1,817
Current period net sales, excluding acquired business & FX impact	111,598	57,087	250,550	174,464	114,012	53,208
Prior year period net sales adjusted for acquired & divested business	109,024	53,903	246,441	174,967	113,173	53,325
Organic sales growth (%)	2%	6%	2%	0%	1%	0%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	34
Items excluding restructuring charges and impairments of goodwill and intangible assets
Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,122	23,299	32,705	26,777	26,649	26,537
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Gross margin (%)	45.8%	47.2%	47.2%	47.6%	47.5%	48.2%

Gross income	24,122	23,299	32,705	26,777	26,649	26,537
Restructuring charges included in cost of sales	1,359	435	538	271	310	158
Adjusted gross income	25,481	23,734	33,243	27,048	26,959	26,695
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted gross margin (%)	48.4%	48.1%	48.0%	48.1%	48.0%	48.5%

Operating expenses	-18,237	-21,781	-21,942	-19,377	-20,358	-20,621
Restructuring charges included in R&D expenses	-882	2,595	300	-41	300	20
Restructuring charges included in selling and administrative expenses	124	738	259	73	46	103
Operating expenses excluding restructuring charges	-18,995	-18,448	-21,383	-19,345	-20,012	-20,498

EBIT	5,919	1,443	11,161	15,151	6,391	5,931
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
EBIT margin (%)	11.2%	2.9%	16.1%	26.9%	11.4%	10.8%

EBIT	5,919	1,443	11,161	15,151	6,391	5,931
Total restructuring charges	601	3,768	1,097	303	656	281
Adjusted EBIT	6,520	5,211	12,258	15,454	7,047	6,212
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted EBIT margin (%)	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

Adjusted EBIT	6,520	5,211	12,258	15,454	7,047	6,212
Impairment of goodwill and intangible assets	2	–	–	–	–	–
Adjusted EBIT excluding impairments of goodwill and intangible assets	6,521	5,211	12,258	15,454	7,047	6,212
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	47,421	23,299	112,668	79,963	53,186	26,537
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
Gross margin (%)	46.5%	47.2%	47.6%	47.8%	47.8%	48.2%

Gross income	47,421	23,299	112,668	79,963	53,186	26,537
Restructuring charges included in cost of sales	1,794	435	1,277	739	468	158
Adjusted gross income	49,216	23,734	113,945	80,702	53,654	26,695
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted gross margin (%)	48.2%	48.1%	48.1%	48.2%	48.3%	48.5%

Operating expenses	-40,017	-21,781	-82,298	-60,356	-40,979	-20,621
Restructuring charges included in R&D expenses	1,713	2,595	579	279	320	20
Restructuring charges included in selling and administrative expenses	861	738	481	222	149	103
Operating expenses excluding restructuring charges	-37,443	-18,448	-81,238	-59,855	-40,510	-20,498

EBIT	7,362	1,443	38,634	27,473	12,322	5,931
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
EBIT margin (%)	7.2%	2.9%	16.3%	16.4%	11.1%	10.8%

EBIT	7,362	1,443	38,634	27,473	12,322	5,931
Total restructuring charges	4,369	3,768	2,337	1,240	937	281
Adjusted EBIT	11,731	5,211	40,971	28,713	13,259	6,212
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted EBIT margin (%)	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%

Adjusted EBIT	11,731	5,211	40,971	28,713	13,259	6,212
Impairment of goodwill and intangible assets	2	–	–	–	–	–
Adjusted EBIT excluding impairments of goodwill and intangible assets	11,733	5,211	40,971	28,713	13,259	6,212
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	35
EBITA and EBITA margin / Adjusted EBITA and Adjusted EBITA margin
Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.
Adjusted EBITA also expressed as a percentage of net sales.

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income	4,076	887	8,571	11,300	4,626	4,217
Income tax	1,665	362	2,510	3,639	1,799	1,640
Financial income and expenses, net	178	193	80	212	-34	74
Amortizations and write-downs of acquired intangibles	358	344	440	365	372	721
Of which segment Enterprise	327	307	406	338	346	389
EBITA	6,277	1,788	11,601	15,516	6,763	6,652
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
EBITA margin (%)	11.9%	3.6%	16.7%	27.6%	12.0%	12.1%
Restructuring charges	601	3,768	1,097	303	656	281
Adjusted EBITA	6,878	5,556	12,698	15,819	7,419	6,933
Adjusted EBITA margin (%)	13.1%	11.3%	18.3%	28.1%	13.2%	12.6%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	4,963	887	28,714	20,143	8,843	4,217
Income tax	2,027	362	9,588	7,078	3,439	1,640
Financial income and expenses, net	372	193	332	252	40	74
Amortizations and write-downs of acquired intangibles	702	344	1,898	1,458	1,093	721
Of which segment Enterprise	634	307	1,479	1,073	735	389
EBITA	8,065	1,788	40,532	28,931	13,415	6,652
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
EBITA margin (%)	7.9%	3.6%	17.1%	17.3%	12.1%	12.1%
Restructuring charges	4,369	3,768	2,337	1,240	937	281
Adjusted EBITA	12,433	5,556	42,869	30,171	14,352	6,933
Adjusted EBITA margin (%)	12.2%	11.3%	18.1%	18.0%	12.9%	12.6%
Additionally, Ericsson provides forward-looking targets for
adjusted EBITA margin and Free cash flow before M&A as a
percentage of net sales, which are non-IFRS financial measures.
Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are
dependent on specific items or impacts that are not yet
determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as
currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges.
Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts.
Such unavailable reconciling items could significantly impact our results of operations and financial condition.
Rolling four quarters of net sales and adjusted EBITA margin (%)
Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

2026			2025
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	227,546	230,988	236,681	240,309	245,864	249,580
EBITA	35,182	35,668	40,532	37,554	28,241	23,904
Restructuring charges	5,769	5,824	2,337	2,866	4,116	5,088
Adjusted EBITA	40,950	41,492	42,869	40,420	32,357	28,992
Adjusted EBITA margin (%)	18.0%	18.0%	18.1%	16.8%	13.2%	11.6%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	36
Gross cash and net cash, end of period
Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).
Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-
current).

2026			2025
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	41,691	52,315	43,926	42,695	33,620	44,590
+ Interest-bearing securities, current	12,413	10,775	12,715	8,345	6,790	5,147
+ Interest-bearing securities, non-current	37,193	36,457	37,298	37,370	32,859	24,436
Gross cash, end of period	91,297	99,547	93,939	88,410	73,269	74,173
- Borrowings, current	9,468	9,865	3,538	6,680	7,285	5,597
- Borrowings, non-current	21,990	21,541	29,165	29,872	29,944	29,929
Net cash, end of period	59,839	68,141	61,236	51,858	36,040	38,647
Capital employed
Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

2026			2025
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	287,899	290,393	279,223	282,476	270,555	277,978
Less: Non-interest-bearing provisions and liabilities
Provisions, non-current	-4,037	-4,822	-2,993	-2,478	-2,365	-2,541
Deferred tax liabilities	-173	-175	-152	-1,349	-1,390	-1,365
Other non-current liabilities	-1,355	-1,327	-1,292	-899	-870	-888
Provisions, current	-7,126	-6,981	-5,691	-5,345	-6,287	-6,552
Contract liabilities	-45,133	-46,008	-36,867	-40,642	-44,370	-46,757
Trade payables	-28,925	-26,719	-26,335	-25,352	-24,804	-26,450
Current tax liabilities	-4,669	-3,386	-2,679	-6,069	-3,609	-2,664
Other current liabilities	-34,231	-40,327	-34,038	-34,605	-32,521	-41,655
Capital employed	162,250	160,647	169,176	165,737	154,339	149,106
Capital turnover
Rolling four quarters of net sales divided by five-point average for capital employed.

2026			2025
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales, rolling four quarters	227,546	230,988	236,681	240,309	245,864	249,580
Average capital employed, rolling five quarters
Capital employed at end of period -4	154,339	149,106	162,967	153,610	156,496	177,181
Capital employed at end of period -3	165,737	154,339	149,106	162,967	153,610	156,496
Capital employed at end of period -2	169,176	165,737	154,339	149,106	162,967	153,610
Capital employed at end of period -1	160,647	169,176	165,737	154,339	149,106	162,967
Capital employed at end of period	162,250	160,647	169,176	165,737	154,339	149,106
Average capital employed, rolling five quarters	162,430	159,801	160,265	157,152	155,304	159,872
Capital turnover (times)	1.4	1.4	1.5	1.5	1.6	1.6
Return on capital employed
Rolling four quarters of EBIT divided by five-point average for capital employed.

2026			2025
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT, rolling four quarters	33,675	34,146	38,634	35,431	26,054	6,144
Average capital employed, rolling five quarters
Capital employed at end of period -4	154,339	149,106	162,967	153,610	156,496	177,181
Capital employed at end of period -3	165,737	154,339	149,106	162,967	153,610	156,496
Capital employed at end of period -2	169,176	165,737	154,339	149,106	162,967	153,610
Capital employed at end of period -1	160,647	169,176	165,737	154,339	149,106	162,967
Capital employed at end of period	162,250	160,647	169,176	165,737	154,339	149,106
Average capital employed, rolling five quarters	162,430	159,801	160,265	157,152	155,304	159,872
Return on capital employed (%)	20.7%	21.4%	24.1%	22.5%	16.8%	3.8%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	37
Equity ratio
Equity expressed as a percentage of total assets.

2026			2025
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	104,764	103,133	110,264	102,494	85,699	84,858
Total assets	287,899	290,393	279,223	282,476	270,555	277,978
Equity ratio (%)	36.4%	35.5%	39.5%	36.3%	31.7%	30.5%
Return on equity
Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.
Annualization factor of four is used for isolated quarter.
Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	4,046	888	8,563	11,149	4,567	4,149
Annualized	16,182	3,551	34,252	44,596	18,268	16,596
Average stockholders' equity
Stockholders' equity, beginning of period	102,440	109,535	102,658	86,748	86,039	94,284
Stockholders' equity, end of period	104,047	102,440	109,535	102,658	86,748	86,039
Average stockholders' equity	103,243	105,988	106,097	94,703	86,394	90,162
Return on equity (%)	15.7%	3.4%	32.3%	47.1%	21.1%	18.4%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	4,933	888	28,428	19,865	8,716	4,149
Annualized	9,867	3,551	28,428	26,487	17,432	16,596
Average stockholders' equity
Stockholders' equity, beginning of period	109,535	109,535	94,284	94,284	94,284	94,284
Stockholders' equity, end of period	104,047	102,440	109,535	102,658	86,748	86,039
Average stockholders' equity	106,791	105,988	101,910	98,471	90,516	90,162
Return on equity (%)	9.2%	3.4%	27.9%	26.9%	19.3%	18.4%
Operating working capital
Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

2026			2025
SEK million	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Inventories	30,718	25,732	23,451	27,519	27,068	27,649
Contract assets	8,225	8,526	7,333	7,494	6,618	5,735
Trade receivables	37,921	39,345	40,327	38,136	39,107	41,428
Customer finance, current	1,657	1,582	852	1,290	1,879	2,396
Customer finance, non-current	26	190	238	242	78	27
Advance payments to suppliers¹⁾	39	44	46	39	41	46
Prepaid expenses¹⁾	2,868	3,015	2,390	2,443	3,025	3,749
Less: Contract liabilities	-45,133	-46,008	-36,867	-40,642	-44,370	-46,757
Less: Trade payables	-28,925	-26,719	-26,335	-25,352	-24,804	-26,450
Operating working capital	7,398	5,709	11,435	11,169	8,642	7,823
1) Part of Other current receivables in the consolidated balance sheet.

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	38
Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)
Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.
Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	1,932	7,403	16,507	7,939	4,150	4,358
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-637	-620	-849	-491	-561	-729
Sales of property, plant and equipment	23	10	56	57	40	39
Product development	-384	-378	-352	-286	-193	-307
Other investments¹⁾	-36	-36	-47	-81	-301	-64
Repayment of lease liabilities	-513	-459	-462	-507	-554	-593
Free cash flow before M&A	385	5,921	14,853	6,631	2,581	2,704
Acquisitions/divestments of subs and other operations, net	-238	-72	338	10,064	141	-4
Free cash flow after M&A	147	5,849	15,191	16,695	2,722	2,700
Net sales	52,691	49,332	69,285	56,239	56,132	55,025
Free cash flow before M&A (% of net sales)	0.7%	12.0%	21.4%	11.8%	4.6%	4.9%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	9,336	7,403	32,954	16,447	8,508	4,358
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-1,257	-620	-2,630	-1,781	-1,290	-729
Sales of property, plant and equipment	33	10	192	136	79	39
Product development	-762	-378	-1,138	-786	-500	-307
Other investments¹⁾	-72	-36	-493	-446	-365	-64
Repayment of lease liabilities	-971	-459	-2,116	-1,654	-1,147	-593
Free cash flow before M&A	6,306	5,921	26,769	11,916	5,285	2,704
Acquisitions/divestments of subs and other operations, net	-309	-72	10,539	10,201	137	-4
Free cash flow after M&A	5,996	5,849	37,308	22,117	5,422	2,700
Net sales	102,022	49,332	236,681	167,396	111,157	55,025
Free cash flow before M&A (% of net sales)	6.2%	12.0%	11.3%	7.1%	4.8%	4.9%
1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.
Sales growth by segment adjusted for comparable units and currency

2026			2025
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-4%	7%	4%	-5%	3%	3%
Cloud Software and Services	5%	4%	12%	9%	1%	-3%
Enterprise	3%	4%	2%	-7%	-6%	-7%
Other	-6%	-2%	-10%	-15%	-1%	-23%
Total	-1%	6%	6%	-2%	2%	0%

2026			2025
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	1%	7%	1%	0%	3%	3%
Cloud Software and Services	5%	4%	6%	2%	-1%	-3%
Enterprise	4%	4%	-5%	-7%	-6%	-7%
Other	-4%	-2%	-13%	-14%	-13%	-23%
Total	2%	6%	2%	0%	1%	0%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	39
Sales growth by market area adjusted for comparable units and currency

2026			2025
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Americas	-1%	-2%	-1%	-8%	10%	20%
Europe, Middle East and Africa	2%	10%	13%	3%	-1%	-7%
South East Asia, Oceania and India	4%	12%	19%	1%	-22%	-17%
North East Asia	8%	15%	-16%	10%	-15%	-8%
Other	-12%	12%	13%	-2%	15%	-6%
Total	-1%	6%	6%	-2%	2%	0%

2026			2025
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	-2%	-2%	4%	6%	14%	20%
Europe, Middle East and Africa	6%	10%	3%	-2%	-4%	-7%
South East Asia, Oceania and India	8%	12%	-4%	-13%	-19%	-17%
North East Asia	11%	15%	-9%	-5%	-12%	-8%
Other	-1%	12%	5%	3%	5%	-6%
Total	2%	6%	2%	0%	1%	0%
Rolling four quarters of net sales by segment

2026			2025
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	145,608	148,308	151,014	153,611	158,203	160,135
Cloud Software and Services	61,943	61,573	62,715	62,141	61,748	62,565
Enterprise	18,294	19,352	21,117	22,629	23,890	24,826
Other	1,702	1,754	1,835	1,928	2,023	2,054
Total	227,546	230,988	236,681	240,309	245,864	249,580
Gross margin by segment by quarter

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	48.3%	49.7%	49.0%	50.0%	49.3%	50.8%
Cloud Software and Services	39.8%	41.5%	43.1%	42.1%	41.5%	39.1%
Enterprise	50.7%	48.9%	52.1%	51.6%	54.9%	56.3%
Other	0.5%	-1.5%	7.4%	0.0%	0.4%	3.8%
Total	45.8%	47.2%	47.2%	47.6%	47.5%	48.2%

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	49.0%	49.7%	49.7%	50.0%	50.1%	50.8%
Cloud Software and Services	40.6%	41.5%	41.7%	41.0%	40.4%	39.1%
Enterprise	49.8%	48.9%	53.9%	54.4%	55.6%	56.3%
Other	-0.5%	-1.5%	3.0%	1.5%	2.1%	3.8%
Total	46.5%	47.2%	47.6%	47.8%	47.8%	48.2%
EBIT margin by segment by quarter

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.2%	10.0%	21.1%	20.0%	17.8%	19.8%
Cloud Software and Services	7.8%	0.0%	16.8%	11.2%	5.8%	0.5%
Enterprise	-27.1%	-44.2%	-33.3%	131.5%	-15.7%	-17.1%
Other	-3.4%	0.3%	1.1%	-71.5%	9.5%	-35.0%
Total	11.2%	2.9%	16.1%	26.9%	11.4%	10.8%

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.1%	10.0%	19.7%	19.2%	18.8%	19.8%
Cloud Software and Services	4.3%	0.0%	9.6%	6.2%	3.3%	0.5%
Enterprise	-35.3%	-44.2%	15.3%	28.8%	-16.4%	-17.1%
Other	-1.7%	0.3%	-22.3%	-30.5%	-12.8%	-35.0%
Total	7.2%	2.9%	16.3%	16.4%	11.1%	10.8%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	40
EBITA and EBITA margin by segment by quarter

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,034	3,315	9,348	7,096	6,397	7,367
Cloud Software and Services	1,146	9	3,368	1,726	845	76
Enterprise	-888	-1,537	-1,120	6,987	-524	-625
Other	-14	1	5	-293	45	-166
Total	6,277	1,788	11,601	15,516	6,763	6,652

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.3%	10.1%	21.1%	20.0%	17.9%	20.7%
Cloud Software and Services	7.8%	0.1%	16.8%	11.2%	5.9%	0.6%
Enterprise	-19.8%	-36.9%	-24.5%	138.1%	-9.4%	-10.5%
Other	-3.4%	0.3%	1.1%	-71.3%	9.5%	-35.0%
Total	11.9%	3.6%	16.7%	27.6%	12.0%	12.1%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	9,349	3,315	30,208	20,860	13,764	7,367
Cloud Software and Services	1,154	9	6,015	2,647	921	76
Enterprise	-2,425	-1,537	4,718	5,838	-1,149	-625
Other	-13	1	-409	-414	-121	-166
Total	8,065	1,788	40,532	28,931	13,415	6,652

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.2%	10.1%	20.0%	19.5%	19.3%	20.7%
Cloud Software and Services	4.3%	0.1%	9.6%	6.2%	3.4%	0.6%
Enterprise	-28.0%	-36.9%	22.3%	35.3%	-10.0%	-10.5%
Other	-1.6%	0.3%	-22.3%	-30.5%	-12.8%	-35.0%
Total	7.9%	3.6%	17.1%	17.3%	12.1%	12.1%
Restructuring charges by function

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-1,359	-435	-538	-271	-310	-158
Research and development expenses	882	-2,595	-300	41	-300	-20
Selling and administrative expenses	-124	-738	-259	-73	-46	-103
Total	-601	-3,768	-1,097	-303	-656	-281

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-1,794	-435	-1,277	-739	-468	-158
Research and development expenses	-1,713	-2,595	-579	-279	-320	-20
Selling and administrative expenses	-861	-738	-481	-222	-149	-103
Total	-4,369	-3,768	-2,337	-1,240	-937	-281

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	41
Restructuring charges by segment

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	198	-3,052	-710	-79	-109	-108
of which cost of sales	-671	-226	-270	-45	-67	-55
of which operating expenses	869	-2,826	-440	-34	-42	-53
Cloud Software and Services	-688	-620	-349	-193	-538	-74
of which cost of sales	-626	-205	-240	-222	-243	-102
of which operating expenses	-62	-415	-109	29	-295	28
Enterprise	-50	-96	-5	-27	-9	-97
of which cost of sales	-8	-5	-1	0	0	1
of which operating expenses	-43	-91	-4	-27	-9	-98
Other	-60	0	-33	-4	0	-2
of which cost of sales	-54	0	-27	-4	0	-2
of which operating expenses	-6	0	-6	0	0	0
Total	-601	-3,768	-1,097	-303	-656	-281

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-2,854	-3,052	-1,006	-296	-217	-108
of which cost of sales	-897	-226	-437	-167	-122	-55
of which operating expenses	-1,957	-2,826	-569	-129	-95	-53
Cloud Software and Services	-1,308	-620	-1,154	-805	-612	-74
of which cost of sales	-831	-205	-807	-567	-345	-102
of which operating expenses	-477	-415	-347	-238	-267	28
Enterprise	-147	-96	-138	-133	-106	-97
of which cost of sales	-13	-5	0	1	1	1
of which operating expenses	-134	-91	-138	-134	-107	-98
Other	-60	0	-39	-6	-2	-2
of which cost of sales	-54	0	-33	-6	-2	-2
of which operating expenses	-6	0	-6	0	0	0
Total	-4,369	-3,768	-2,337	-1,240	-937	-281
Adjusted gross income and Adjusted gross margin by segment

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,647	16,585	21,918	17,750	17,705	18,167
Cloud Software and Services	6,494	5,112	8,876	6,685	6,207	5,171
Enterprise	2,284	2,044	2,387	2,609	3,045	3,337
Other	56	-6	62	4	2	20
Total	25,481	23,734	33,243	27,048	26,959	26,695

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	50.4%	50.4%	49.6%	50.1%	49.5%	51.0%
Cloud Software and Services	44.1%	43.2%	44.3%	43.6%	43.2%	39.9%
Enterprise	50.9%	49.0%	52.1%	51.6%	54.9%	56.2%
Other	13.3%	-1.5%	13.0%	1.0%	0.4%	4.2%
Total	48.4%	48.1%	48.0%	48.1%	48.0%	48.5%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,231	16,585	75,540	53,622	35,872	18,167
Cloud Software and Services	11,607	5,112	26,939	18,063	11,378	5,171
Enterprise	4,328	2,044	11,378	8,991	6,382	3,337
Other	50	-6	88	26	22	20
Total	49,216	23,734	113,945	80,702	53,654	26,695

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50.4%	50.4%	50.0%	50.2%	50.2%	51.0%
Cloud Software and Services	43.7%	43.2%	43.0%	42.3%	41.6%	39.9%
Enterprise	50.0%	49.0%	53.9%	54.4%	55.6%	56.2%
Other	6.1%	-1.5%	4.8%	1.9%	2.3%	4.2%
Total	48.2%	48.1%	48.1%	48.2%	48.3%	48.5%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	42
Adjusted EBIT and Adjusted EBIT margin by segment

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,808	6,335	10,028	7,154	6,485	7,148
Cloud Software and Services	1,830	623	3,713	1,914	1,378	145
Enterprise	-1,165	-1,748	-1,521	6,676	-861	-917
Other	46	1	38	-290	45	-164
Total	6,520	5,211	12,258	15,454	7,047	6,212

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.6%	19.2%	22.7%	20.2%	18.1%	20.1%
Cloud Software and Services	12.4%	5.3%	18.5%	12.5%	9.6%	1.1%
Enterprise	-25.9%	-41.9%	-33.2%	132.0%	-15.5%	-15.5%
Other	10.9%	0.3%	8.0%	-70.6%	9.5%	-34.6%
Total	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12,143	6,335	30,815	20,787	13,633	7,148
Cloud Software and Services	2,454	623	7,150	3,437	1,523	145
Enterprise	-2,912	-1,748	3,377	4,898	-1,778	-917
Other	47	1	-371	-409	-119	-164
Total	11,731	5,211	40,971	28,713	13,259	6,212

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.4%	19.2%	20.4%	19.5%	19.1%	20.1%
Cloud Software and Services	9.2%	5.3%	11.4%	8.1%	5.6%	1.1%
Enterprise	-33.6%	-41.9%	16.0%	29.6%	-15.5%	-15.5%
Other	5.7%	0.3%	-20.2%	-30.1%	-12.6%	-34.6%
Total	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%
Rolling four quarters of adjusted EBITA margin by segment (%)

2026			2025
Rolling four quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.2%	20.3%	20.7%	20.4%	20.4%	19.3%
Cloud Software and Services	13.1%	12.4%	11.4%	8.5%	6.1%	4.0%
Enterprise	19.8%	20.4%	23.0%	21.2%	-12.6%	-15.0%
Other	-12.0%	-11.7%	-20.2%	-46.5%	-30.4%	-35.5%
Total	18.0%	18.0%	18.1%	16.8%	13.2%	11.6%

Ericsson | Second quarter report 2026. July 14, 2026.	Alternative performance measures	43
Adjusted EBITA and Adjusted EBITA margin by segment

2026			2025
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,836	6,367	10,058	7,175	6,506	7,475
Cloud Software and Services	1,834	629	3,717	1,919	1,383	150
Enterprise	-838	-1,441	-1,115	7,014	-515	-528
Other	46	1	38	-289	45	-164
Total	6,878	5,556	12,698	15,819	7,419	6,933

2026			2025
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.7%	19.3%	22.8%	20.3%	18.2%	21.0%
Cloud Software and Services	12.4%	5.3%	18.6%	12.5%	9.6%	1.2%
Enterprise	-18.7%	-34.6%	-24.4%	138.7%	-9.3%	-8.9%
Other	10.9%	0.3%	8.0%	-70.3%	9.5%	-34.6%
Total	13.1%	11.3%	18.3%	28.1%	13.2%	12.6%

2026			2025
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12,202	6,367	31,214	21,156	13,981	7,475
Cloud Software and Services	2,463	629	7,169	3,452	1,533	150
Enterprise	-2,279	-1,441	4,856	5,971	-1,043	-528
Other	47	1	-370	-408	-119	-164
Total	12,433	5,556	42,869	30,171	14,352	6,933

2026			2025
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.5%	19.3%	20.7%	19.8%	19.6%	21.0%
Cloud Software and Services	9.3%	5.3%	11.4%	8.1%	5.6%	1.2%
Enterprise	-26.3%	-34.6%	23.0%	36.1%	-9.1%	-8.9%
Other	5.8%	0.3%	-20.2%	-30.0%	-12.6%	-34.6%
Total	12.2%	11.3%	18.1%	18.0%	12.9%	12.6%
Operating working capital days
Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.
Days sales outstanding (DSO): Five quarter average of
contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.
Days payables outstanding (DPO): Five quarter average of
advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.
Operating working capital days: ITO plus DSO less DPO

2026			2025
	Q2	Q1	Q4	Q3	Q2	Q1
Inventory turnover days (ITO)	83	80	79	80	80	81
Days sales outstanding (DSO)	9	9	12	11	14	17
Less: Days payables outstanding (DPO)	-73	-70	-71	-68	-66	-64
Operating working capital days	19	19	20	23	28	34